UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13b-102)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

(Original Filing) (1)

ViaSat, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

92552V100

(CUSIP Number)

April 18, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Matrix Capital Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,613,333 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 1,613,333 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,613,333 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No.

1.	Names of Reporting Persons David E. Goel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,613,333 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 1,613,333 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,613,333 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer ViaSat, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6155 El Camino Real Carlsbad, California 92009

Item 2.
	(a)	Name of Person Filing Matrix Capital Management Company LLC David E. Goel
	(b)	Address of Principal Business Office or, if none, Residence Each of the Reporting Persons has its business address at: Bay Colony Corporate Center 1000 Winter Street Suite 4500 Waltham, MA 02451
	(c)	Citizenship Matrix Capital Management Company LLC is organized under the laws of the State of Delaware. David E. Goel is a Canadian citizen.
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share.
	(e)	CUSIP Number 92552V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Matrix Capital Management Company LLC, in its capacity as an investment adviser, has the sole right to vote and dispose of the Issuer’s Common Stock.  David E. Goel is the Managing Member of Matrix Capital Management Company LLC.  Matrix Capital Management Company LLC and Mr. Goel disclaim beneficial ownership of the Common Stock of the Issuer.

(a) Amount beneficially owned: 1,613,333 shares of Common Stock
(b) Percent of class: 5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,613,333 shares of Common Stock
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 1,613,333 shares of Common Stock
(iv) Shared power to dispose or to direct the disposition of None.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 28th day of April, 2008.

Matrix Capital Management Company LLC

By:	/s/ David E. Goel
By: David E. Goel
Its: Managing Member

/s/ David E. Goel
David E. Goel

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of ViaSat, Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 28th day of April, 2008.

Matrix Capital Management Company LLC

By:	/s/ David E. Goel
By: David E. Goel
Its: Managing Member

/s/ David E. Goel
David E. Goel